METHVEN & ASSOCIATES, PC

2232 Sixth Street

Berkeley, CA, 94710

Phone: (510) 649-4019

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 5, 2016

Re: Sonasoft Corp. withdrawal of Registration statement on Form 1-A Amendment number 14 filed with the Securities and Exchange Commission on March 28, 2016, because it was filed under an incorrect submission type.

Dear Sir,

We have inadvertently submitted to our file on the EDGAR system, a Form 1-A amended Registration Statement. The submission was submitted under the incorrect submission type.

Our examiner has asked us to request that this document be withdrawn. We will be submitting a similar replacement submission soon under the 1-A POS submission type.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s statement on Form 1/A filed with the EDGAR system on March 28, 2016 under SEC File Number 024-10327 and SEC Accession Number 0001493152-16-008310. This request is due to the Company filing the 1-A with the incorrect submission type. No securities were sold in connection with the referenced amendment.

Sonasoft CORP

/s/ Jamin P. Horn
Name: Jamin P. Horn, Esq.
Title: Attorney of Record